

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via E-mail
Roxana Gloria Candela Calixto
Inka Productions Corp.
IV Etapa Pachacamac
MZ H2 Lot 31 Barrio 2 Sector 1
Villa el Salvador, Lima, Peru 42

> **Re:** **Inka Productions Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 5, 2011**
> **File No. 333-171064**

Dear Ms. Calixto:

We have received your response to our prior comment letter to you dated February 16, 2011 and have the following additional comments.

Summary, page 5

1. Please revise to disclose your net loss for the most recent quarter.

2. We note that you currently have cash on hand in the amount of $10,353, yet the balance sheet for your most recent quarter shows cash of $112. Please disclose how you accumulated this additional cash.

3. We note that you estimate that you will need to raise at least $90,000 in additional funds to continue your operations and execute your business plan. Please disclose, if true, that you have taken no steps to secure these additional funds and currently have no plans to do so.

4. We also note that the $90,000 estimate appears inconsistent with the estimates of funds needed set forth in your Plan of Operation and elsewhere throughout your prospectus. Please either advise as to how you arrived at this estimate or update this number to accurately reflect your estimate of the amount of funds you will need to continue your operations and execute your business plan.

Description of Business, page 18

5. We note your response to our prior comment four. Please preface your discuss about your plans to perform your show in various major cities, including Chicago, Las Vegas,

and Huancayo, with a statement that you have taken no steps to put on dance performances in any major city, including Chicago, Las Vegas and Huancayo and that you currently have insufficient funds to implement these plans. Similarly revise your Plan of Operation.

6. We note your response to our prior comment five. Please advise as to how you have determined that your dance performances will compete with minor sports teams, as Peruvian dance performance and sports such as hockey and baseball would appear to appeal to different demographics. Alternatively, delete.

Recruitment Process, page 18

7. We note that you will be offering a salary of up to $30,000 per year to your certified professional trainer, depending on the performer's experience. Please state that you currently have no funds available with which to pay this salary to a trainer. In addition, we note your statement in the first paragraph on page 19 that you will offer wages of $12,000-$18,000 per year. Please state that you currently have no funds available with which to pay salaries to performers.

8. We note your statement that the cost to get bookings in an American state will be approximately $5000. We also note the breakdown of expenses. Please clarify whether this cost is per performer, as you appear to have only included airfare for one person. In addition, please revise to include the cost of salaries for your dancers during the performance, the cost of renting out the venue in which you will perform, the cost of the production, including costumes, lighting, and other miscellaneous items, and the cost of the visas. Please also state that you have no funds with which to book performances and no current plans to raise these funds, if true. Similarly revise your Plan of Operation, as applicable.

Compliance with Government Regulation, page 20

9. We note your response to our prior comment six. Please clearly state that you currently have no funds available with which to obtain visas for performers.

Plan of Operation, page 23

10. We note your response to our prior comment seven. Please clearly state at the beginning of this section that you have no funds with which to implement your business plans and that you have no current plans to raise these funds. Please also state clearly in the second paragraph that you have no money with which to initiate the recruitment process and no plans to raise money to initiate this process. Similarly revise the third paragraph in relation to your estimated costs of advertising.

Operational Plan, page 24

11. Please revise to state in the beginning of this section that you have taken no steps to hire a certified professional trainer, to hire dance performers, or to initiate a training program for your dancers.

12. We note that the cost of the training program is about $80,000. Please provide a breakout of these costs, so that investors can evaluate the reliability of this estimate. Please also state that you do not have sufficient funds to implement the training program and that you have no current plans to raise these funds.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor